Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 16 DATED JULY 7, 2023

TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2022

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated December 30, 2022 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of July 7, 2023, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $270 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $414 million. The aggregate value of all underlying properties in RealtyMogul Apartment Growth REIT, Inc. is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies; provided, however, the aggregate value of any preferred equity investments is based on the most recent purchase price of the asset and the value of properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the “Description of Our Common Stock – Valuation Policies” section of our Offering Circular, a copy of which can be found here: https://www.sec.gov/Archives/edgar/data/1699573/000149315222036864/form253g2.htm.

The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

Brookside Apartments – Raleigh, North Carolina

On June 30, 2023, we acquired a $3,000,000 joint-venture limited partnership equity investment (the “Equity Investment”) in an entity that owns Brookside apartments, a 68-unit, Class B apartment community (the “Property”) in Raleigh, North Carolina, which city is located in the Raleigh-Durham, North Carolina Metropolitan Statistical Area (“MSA”). In connection with the Equity Investment, the entity entered into a seven-year loan from a lender in the amount of $6,947,000 (the “Brookside Loan”). The Brookside Loan has a fixed interest rate of 5.83% and is interest-only for two years.

Built in 1986, the Property consists of 68 residential units, 16 studios, 36 one-bedroom, and 16 two-bedroom units. To date, the seller has renovated 37 units to a partial renovation scope. The business plan is to beautify the asset exterior to bolster curb appeal while renovating the remaining 31 classic units, upgrading appliances, flooring, countertops, and cabinetry, as well as installing laundry machines in each unit at the Property. We believe the renovation plan should allow the Property to achieve competitive rents for this submarket. The real estate company sponsoring this transaction also plans to upgrade the Property by converting the existing laundry facility to a fitness center to improve desirability and tenant experience.

The Property, after renovation, is projected to achieve average rents of $1,426 per month, which reflects a 17.1% rent to income ratio as the average household income within a two-mile radius of the Property is just under $100,000 according to CoStar. This monthly rent is also an affordable price point in relation to the rest of the Raleigh-Durham MSA, as the average market rent in Raleigh is $1,561 per month according to CoStar. We believe the Property is extremely well positioned to harness the tremendous rent and income growth in the Raleigh-Durham MSA while providing an economic alternative to more expensive Class A multifamily product in the Downtown submarket.

The Property is located in the Raleigh-Durham MSA, which is anchored by thriving technology and life science industries. The Property is exceptionally located inside the I-440 Beltline in the highly rated Mordecai Historic District, situated minutes from Downtown Raleigh in a neighborhood where single-family homes are listed as high as $1.6 Million according to Zillow. Raleigh is one of the fastest growing metros in the U.S. and was recently projected to be the second fastest-growing large city in the U.S. between 2015 and 2030, according to the United Nations Population Division. Additionally, per CoStar, annual rent growth in Downtown Raleigh averaged 5.6% year-over-year in the last five years and 4.2% year-over-year in the last decade.

The entity will be managed by Brookside Investors GP, LLC, a limited liability company that represents a partnership in which RM Communities Brookside GP, LLC (“RM Communities Brookside GP”) is the majority partner. RM Communities Brookside GP is an affiliate of our Manager and a wholly-owned subsidiary of RM Communities, LLC (“RM Communities”). RM Communities and RM Communities Brookside GP will be entitled to certain fees in connection with this transaction. RM Communities Brookside GP will also serve as the sponsor of this transaction.

RM Communities is a wholly-owned subsidiary of RealtyMogul, Co., one of the leading real estate technology platforms. RM Communities is an owner/operator of multifamily assets with an investment strategy of delivering strong risk-adjusted returns across a variety of multifamily assets from new construction to value-add 80s and 90s vintage. RM Communities has executed this strategy through growing its real estate portfolio to include more than 2,000 multifamily units and over $325 million in real estate with a fully dedicated team of acquisitions, underwriting and asset management professionals.

As stated above, RM Communities will be entitled to certain fees in connection with this transaction. The following fees will be paid to RM Communities by the particular special purpose entity and not by us: (i) a 2.00% acquisition fee; (ii) a financing fee equal to 1.0% of any amount financed in connection with any refinancing or supplemental financing for the Property; and (iii) an asset management fee equal to an annualized 1.50% of Effective Gross Income (as defined below) that will be paid monthly for asset management services related to the Property. Effective Gross Income means the Property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

RM Communities will also be entitled to a promoted interest in amounts equal to 30% and 50% of the special purpose entity’s distributable cash in certain circumstances pursuant to the terms of the operating agreement of the special purpose entity. A portion of the promoted interest may be paid to personnel affiliated with RM Communities and our Manager, including Jilliene Helman, Chief Executive Officer of our Manager, and Eric Levy, Portfolio Manager of our Manager. We will not be entitled to any such promoted interest.